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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2000
                         Commission File Number 0-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)


                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)


                               5 Yishun Street 23
                                Singapore 768442
                                  (65) 755-5885
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X         Form 40-F
                                   ---                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes           No  X
                                   ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ST ASSEMBLY TEST SERVICES LTD



                                             By: /s/ TAN BOCK SENG
                                                 -------------------------------
                                             Name   : Tan Bock Seng
                                             Title  : Chairman and
                                                      Chief Executive Officer
                                             Date   : January 31, 2001